Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

The following is the email distributed to certain persons on March 21, 2018.

From: Leslie Kurkjian

Subject: Exciting news from MuleSoft

To:

Hi (Candidate),

I’m excited to share some news with you about MuleSoft. Yesterday afternoon, we announced an agreement to be acquired by Salesforce. The team and I are thrilled about the incredible impact this will have on the business, our customers, and most importantly, you as a future Muley.

Salesforce has been a longtime partner and investor of ours, and this new relationship will allow for MuleSoft to be even more equipped to build toward our vision for the application network with Anypoint Platform.

While we believe that the upside for MuleSoft’s employees, customers, and partners is truly compelling, yesterday’s announcement is just the first step. We expect the transaction to close by July 31, 2018. Until that time, MuleSoft will remain a separate, independent company, and we will continue to conduct business as usual. So, to answer the obvious question, what does this mean for you?

•	Your offer still stands—and we’re excited for you to join us!

•	Your team, manager and Talent contacts at MuleSoft will remain the same.

As we come together with Salesforce, we will continue to share more specific details about the transaction. In the interim, please check out yesterday’s press release for more information, as well as a detailed FAQ aimed at answering your most pressing questions. Of course, the Talent team and I are always available to answer any other questions you may have, so please feel free to reach out.

On behalf of the MuleSoft team, I’m excited to welcome you to the family and start this next chapter in our journey together.

Best,

Leslie Kurkjian

Vice President, Talent

FAQ

What was announced?

We have announced that MuleSoft has entered into a definitive agreement to be acquired by Salesforce. Together, Salesforce and MuleSoft will accelerate our customers’ digital transformations, enabling them to unlock data across legacy systems, cloud apps and devices to make smarter, faster decisions and create highly differentiated, connected customer experiences. Since the beginning, we’ve set out to build a great company together with the most exceptional people, and we truly believe that Salesforce only adds to that vision.

We believe Salesforce is an ideal partner for MuleSoft. Our similar core values and complementary technologies will benefit customers of both companies. MuleSoft will continue to build toward its vision of the application network with Anypoint Platform. MuleSoft will continue to be technology agnostic, serve the full spectrum of end points and solutions and develop Anypoint Platform to be the best platform for connectivity in the market

Who is Salesforce?

Salesforce is the world’s #1 software company that connects businesses with their customers. The company was named the 15th Most Admired Company in the World by Fortune, has been ranked #1 on Fortune’s “Best Companies to Work For” list, on the list for the past 10 years, and was named the World’s Most Innovative Company by Forbes in 2017, its seventh year on the list.

Why is MuleSoft being acquired by Salesforce?

We believe this is a compelling transaction for MuleSoft, delivering clear benefits to MuleSoft’s customers as well as creating significant value for MuleSoft’s stockholders and employees.

MuleSoft will continue to build toward its vision of the application network with Anypoint Platform. MuleSoft will also continue to be technology agnostic, serve the full spectrum of end points and solutions and develop Anypoint Platform to be the best platform for connectivity in the market.

With Salesforce’s broader global reach and complementary technologies, we will accelerate expansion of our addressable market and delivery of a unified platform connecting the world’s applications, data and devices.

How should new Muleys think about this news?

We will have the best of both worlds: the agility of an independent smaller company, still going after the largest unsolved problem in IT—with the tailwind of the fastest growing software company in history. As part of the world’s #1 CRM company and the fastest growing top 5 enterprise software company, MuleSoft will be able to accelerate its growth and deliver even more innovation to its customers at scale.

Our culture is something we have always worked tirelessly to build, relying on our four core values to guide use to hiring and developing exceptional people across the globe. Salesforce has an award-winning culture and complementary spirit that we’re excited to pair with, and we believe our culture will only benefit from the partnership.

What happens to my offer?

It still stands, and we’re excited for you to join us!

When will the transaction be completed? What are the next steps?

While we believe that the upside for MuleSoft’s customers and partners is compelling, today’s announcement is just the first step.

Until the closing, MuleSoft remains a separate, independent company, and we will continue to operate as usual. We expect the transaction to close in the second quarter of Salesforce’s fiscal year 2019, ending July 31, 2018.

Will my Talent contacts at MuleSoft change?

This announcement will not have any impact on our day-to-day operations and it remains business as usual. You will continue to communicate with the same people on the Talent team!

How can I get more information?

Information on today’s news can be found in our press release: https://www.mulesoft.com/press-center/salesforce-acquisition. Customers with additional questions should stay in touch with their usual business contacts, who will answer questions as best as possible.

Forward-Looking Statements

This communication contains forward-looking information related to salesforce.com, inc., MuleSoft, Inc. and the acquisition of MuleSoft, Inc. by salesforce.com, inc. that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, salesforce.com, inc.’s and MuleSoft, Inc.’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of salesforce.com, inc. and MuleSoft, Inc., and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of salesforce.com, inc. and MuleSoft, Inc. to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft, Inc.’s shares being validly tendered into the exchange offer to meet the minimum condition; salesforce.com, inc.’s and MuleSoft, Inc.’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; salesforce.com, inc.’s ability to successfully integrate MuleSoft, Inc.’s operations; salesforce.com, inc.’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft, Inc.’s business after the completion of the transaction and realize expected synergies; business disruption following the transaction; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed transaction on the market price of salesforce.com, inc.’s common stock and on salesforce.com, inc.’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which salesforce.com, inc. and MuleSoft, Inc. participate; salesforce.com, inc.’s and MuleSoft, Inc.’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; salesforce.com, inc. and MuleSoft, Inc.’s ability to protect their intellectual property rights and develop their brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to salesforce.com, inc. and MuleSoft, Inc. can be found in their respective reports on Forms 10-K, 10-Q and 8-K and in other filings salesforce.com, inc. and MuleSoft, Inc. make with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the salesforce.com, inc.’s website at www.salesforce.com/investor and under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. salesforce.com, inc. and MuleSoft, Inc. assume no obligation and do not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. and its acquisition subsidiary and MuleSoft, Inc. will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce.com, inc. and its acquisition subsidiary will file a tender offer statement on Schedule TO, salesforce.com, inc. will file a registration statement on Form S-4 and MuleSoft, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT, INC. STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT, INC. SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft, Inc. stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce.com, inc. will be available free of charge under the Financials heading of the Investor Relations section of salesforce.com, inc.’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft, Inc. will be available free of charge under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

In addition to the Solicitation/Recommendation Statement, Offer to Exchange, related Letter of Transmittal and certain other exchange offer documents, salesforce.com, inc. and MuleSoft, Inc. file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by salesforce.com, inc. and MuleSoft, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. salesforce.com, inc.’s and MuleSoft, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.